UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 31, 2022

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Disclosure of Transactions in Own Shares (August 01, 2022)

Exhibit 99.2	Floating Offshore Wind in France: TotalEnergies, Corio Generation and Qair Join Forces to Bid for Mediterranean Tender (August 03, 2022)

Exhibit 99.3	Disclosure of Transactions in Own Shares (August 12, 2022)

Exhibit 99.4	Cyprus: TotalEnergies announces significant offshore gas discovery in Block 6 (August 22, 2022)

Exhibit 99.5	Disclosure of Transactions in Own Shares (August 22, 2022)

Exhibit 99.6	First power at Scotland’s largest offshore wind farm (August 23, 2022)

Exhibit 99.7	Australia: TotalEnergies, INPEX and Woodside Join Forces to Develop a Major Offshore CO2 Sequestration Project (August 24, 2022)

Exhibit 99.8	No, TotalEnergies Does Not Produce Kerosene for the Russian Army (August 24, 2022)

Exhibit 99.9	Reaction from TotalEnergies after the publication of an article in French daily Le Monde (August 24, 2022)

Exhibit 99.10	Follow-up on the reaction from TotalEnergies after the publication of an article in French daily newspaper Le Monde (August 26, 2022)

Exhibit 99.11	Russia: TotalEnergies continues to implement its principles of conduct and sells its 49% interest in the Russian Termokarstovoye gas field to Novatek (August 26, 2022)

Exhibit 99.12	Norway: Northern Lights Project Signs World's First Commercial Agreement on Cross-Border CO2 Transport and Storage (August 29, 2022)

Exhibit 99.13	Disclosure of Transactions in Own Shares (August 29, 2022)

Exhibit 99.14	Disclosure of Transactions in Own Shares (August 08, 2022)

Exhibit 99.15	Belgium: TotalEnergies selected to install 4,400 EV charging stations for electric vehicles in Flanders (August 31, 2022)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: August 31, 2022	By:	/s/ Marie-Sophie Wolkenstein
Name: Marie-Sophie Wolkenstein
Title: Company Treasurer